UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of October 2022
Commission File Number: 001-40488

MOLECULAR PARTNERS AG
(Exact name of registrant as specified in its charter)

Wagistrasse 14
8952 Zürich-Schlieren
Switzerland
Telephone: +41 447557700
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Molecular Partners AG (the "Company") is filing this Form 6-K to furnish (i) a press release the Company issued on
October 27, 2022 and (ii) condensed consolidated interim financial statements (unaudited) as of, and for the three and nine months ended, September 30, 2022, which are furnished herewith as Exhibit 99.1 and 99.2, respectively.

Exhibit

99.1	Press release dated October 27, 2022
99.2	Condensed consolidated interim financial statements (unaudited)

Exhibit 99.2
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Partners AG
(Registrant)

Date: October 27, 2022	/s/ PATRICK AMSTUTZ
	Name:	Patrick Amstutz
	Title:	Chief Executive Officer

Exhibit 99.2
Condensed consolidated interim financial statements (unaudited)

Condensed consolidated interim statement of financial position as of		September 30, 2022	December 31, 2021
in CHF thousands	Note

Assets

Property, plant and equipment		7,189	8,146
Intangible assets		287	331
Total non-current assets		7,476	8,477

Short-term time deposits		197,431	61,000
Other current assets		4,824	5,728
Trade and other receivables		1,730	25,650
Cash and cash equivalents		69,703	71,813
Total current assets		273,688	164,191

Total assets		281,164	172,668

Shareholders' equity and liabilities
Share capital	5.4	3,601	3,229
Additional paid-in capital	5.4	359,187	355,010
Treasury share reserve	5.4	(978)	—
Cumulative losses		(110,376)	(250,950)
Total shareholders' equity		251,434	107,289

Contract liability	5.3	4,420	6,925
Lease liability		3,952	4,850
Employee benefits	5.9	2,312	6,739
Total non-current liabilities		10,684	18,514

Trade and other payables		3,418	7,389
Accrued expenses		6,470	9,975
Contract liability	5.3	7,962	28,312
Lease liability		1,196	1,189
Total current liabilities		19,046	46,865
Total liabilities		29,730	65,379

Total shareholders' equity and liabilities		281,164	172,668
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Exhibit 99.2

Condensed consolidated interim statement of comprehensive income/loss for the 9 months ended September 30,		2022	2021
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	186,863	7,555
Other income	5.2	41	395
Total revenues and other income		186,904	7,950

Operating expenses
Research and development expenses		(38,539)	(43,263)
Selling, general and administrative expenses		(16,797)	(12,317)
Total operating expenses		(55,336)	(55,580)

Operating result		131,568	(47,630)

Financial income	5.7	4,322	2,204
Financial expenses	5.7	(607)	(450)
Net finance result		3,715	1,754

Result before income taxes		135,283	(45,876)

Income taxes	5.8	—	—
Net result, attributable to shareholders		135,283	(45,876)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.9	5,299	8,535

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(8)	3

Other comprehensive result, net of tax		5,291	8,538

Total comprehensive result, attributable to shareholders		140,574	(37,338)

Basic net result per share (in CHF)	5.10	4.17	(1.50)
Diluted net result per share (in CHF)	5.10	4.08	(1.50)
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Exhibit 99.2

Condensed consolidated interim statement of comprehensive loss for the 3 months ended September 30,		2022	2021
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	2,337	3,527
Other income	5.2	27	6
Total revenues and other income		2,364	3,533

Operating expenses
Research and development expenses		(11,496)	(11,682)
Selling, general and administrative expenses		(5,560)	(4,688)
Total operating expenses		(17,056)	(16,370)

Operating result		(14,692)	(12,837)

Financial income	5.7	1,487	659
Financial expenses	5.7	(117)	(131)
Net finance result		1,370	528

Result before income taxes		(13,322)	(12,309)

Income taxes	5.8	—	—
Net result, attributable to shareholders		(13,322)	(12,309)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.9	(1,576)	2,008

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		2	—

Other comprehensive result, net of tax		(1,574)	2,008

Total comprehensive result, attributable to shareholders		(14,896)	(10,301)

Basic net result per share (in CHF)	5.10	(0.41)	(0.38)
Diluted net result per share (in CHF)	5.10	(0.41)	(0.38)
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Exhibit 99.2

Condensed consolidated interim cash flow statement for the 9 months ended September 30,	2022	2021
in CHF thousands

Net result attributable to shareholders	135,283	(45,876)
Adjustments for:
Depreciation and amortization	1,789	1,939
Share-based compensation costs	3,952	2,854
Change in employee benefits	871	851
Financial income	(4,322)	(2,204)
Financial expenses	607	450
Changes in working capital:
Change in other current assets	1,206	(6,540)
Change in trade and other receivables	24,564	(2,704)
Change in trade and other payables	(4,062)	(2,033)
Change in contract liability	(22,855)	(19,038)
Change in accrued expenses	(3,547)	1,289
Exchange gain/(loss) on working capital positions	(90)	(117)
Interest paid	(555)	(488)
Other financial expense	(10)	(5)
Net cash from (used in) operating activities	132,832	(71,622)

Proceeds from investments in short term time deposits	130,424	49,292
Investments in short term time deposits	(266,856)	(80,640)
Acquisition of property, plant and equipment	(610)	(682)
Acquisition of intangible assets	(178)	(236)
Interest received	195	35
Net cash used in investing activities	(137,024)	(32,231)

Proceeds from issuance of new shares, net of transaction costs	—	51,493
Investments in treasury shares	(628)	—
Proceeds from exercise of stock options, net of transaction costs	247	197
Payment of lease liabilities	(891)	(884)
Net cash (used in) from financing activities	(1,272)	50,806

Exchange gain on cash positions	3,354	2,231

Net decrease in cash and cash equivalents	(2,110)	(50,816)

Cash and cash equivalents at January 1	71,813	133,721

Cash and cash equivalents at September 30,	69,703	82,905
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Exhibit 99.2

Condensed consolidated interim statement of changes in equity
in CHF thousands	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity

At January 1, 2021	2,915	299,479	—	(195,174)	107,220
Net result	—	—	—	(45,876)	(45,876)
Remeasurement of net pension liabilities	—	—	—	8,535	8,535
Exchange differences on translating foreign operations	—	—	—	3	3
Total comprehensive income	—	—	—	(37,338)	(37,338)
Share-based compensation costs (1)	—	2,854	—	—	2,854
Issuance of new shares, net of transaction costs	300	51,193	—	—	51,493
Exercise of stock options, net of transaction costs	13	184	—	—	197
At September 30, 2021	3,228	353,710	—	(232,512)	124,426

At January 1, 2022	3,229	355,010	—	(250,950)	107,289
Net result	—	—	—	135,283	135,283
Remeasurement of net pension liabilities	—	—	—	5,299	5,299
Exchange differences on translating foreign operations	—	—	—	(8)	(8)
Total comprehensive income	—	—	—	140,574	140,574
Share-based compensation costs (1)	—	3,952	—	—	3,952
Issuance of new shares, net of transaction costs (2)	350	—	—	—	350
Issuance of treasury shares incl. transaction costs (2)	—	—	(978)	—	(978)
Exercise of stock options, net of transaction costs	22	225	—	—	247
At September 30, 2022	3,601	359,187	(978)	(110,376)	251,434
(1) See note 5.6
(2) See note 5.4

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Exhibit 99.2
Explanatory notes to the condensed consolidated interim financial statements

1.    General Information
Molecular Partners AG ("Company'") and its subsidiary (collectively "Molecular Partners" or, "Group") is a clinical stage biopharmaceutical company focusing on the discovery, development and commercialization of DARPins, a novel class of therapeutic proteins. DARPins combine the specificity and selectivity of monoclonal antibodies with many properties of small molecules, enabling new therapeutic approaches. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).

Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.

The unaudited condensed consolidated interim financial statements as of and for the three and nine month periods ended September 30, 2022, were approved for issuance by Audit and Finance Committee on October 25, 2022.

The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021.
2.    Basis of Preparation
These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2021. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2021.
The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented, except as per below.

The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise.

The Group is monitoring the situation surrounding the COVID-19 pandemic and its potential impact on patients, the team, the partners and the business. During the three and nine month period ended September 30, 2022 and as of the reporting date there were no major disruptions to the Group's operations as a result of the COVID-19 pandemic. The Group continues to comply with applicable local and federal instructions as it relates to the safety of our employees, patients and citizens.

The business is not subject to any seasonality. Revenues largely depend on the underlying alliance contracts and the achievement of agreed milestones, while expenses are largely affected by the phase of the respective projects, particularly with regard to external research and development expenditures.
Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes.

Exhibit 99.2
3.    New or Revised IFRS Standards and Interpretations
A number of new or amended standards became applicable for annual periods beginning on or after January 1, 2022. These standards did not have any significant impact on the Group’s accounting policies and did not require any retrospective adjustments.
4.    Critical Accounting estimates and judgment
The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

5.    Other explanatory notes
5.1    Revenue

On January 7, 2022, Novartis informed the Group of its intention to exercise the option under the October 2020 Option and Equity Rights Agreement. This was followed by the signing of a License agreement between the two parties on January 17, 2022. The License Agreement resulted in the Group becoming eligible to receive CHF 150 million for the option exercise payment and in addition the Group was allowed to charge Novartis CHF 13.1 million for items related to the commercial supply of ensovibep and drug substance secured by the Group. Both amounts were recognized as revenue during the first three months of 2022. At the signing of the License Agreement in January 2022, the Group also assigned the Reservation Agreement with the Federal Office of Public Health ("FOPH") (from August 2020 and as amended in December 2021) to Novartis. This assignment allowed the Group to also recognize into revenue during the first three months of 2022, the reservation fee of CHF 7 million received from the FOPH in August 2020.
On December 14, 2021, the Group announced entering into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. The Group is able to recharge Novartis its employee related expenses associated with the research activities. During the nine months ended September 30, 2022 the Group recognized as revenue an amount of TCHF 931 in relation to this recharge (during the three months ended September 30, 2022: TCHF 304). As part of the same agreement, the Group received in January 2022 the upfront fee of USD 20 million (CHF 18.6 million). Revenue related to the upfront payment is recognized over time in line with the progress made over the duration of the contractually agreed three year research plan. Progress towards completion of the research plan is based on the input method and is measured by employee hours worked on the related research activities as specified in the agreement relative to the total estimated hours to be incurred. During the nine months ended September 30, 2022, the Group recognized into revenue an amount of TCHF 6,202 related to this upfront payment (three months ended September 30, 2022: TCHF 2,032).
On April 26, 2022 the Group announced that Amgen, its collaboration partner for MP0310 (AMG 506), had informed the Group of their decision to return the global rights of MP0310 following a strategic pipeline review. With no remaining performance obligations under the agreement, the Group recognized the remaining balance of the Amgen contract liability into revenue for a total amount reported in the first nine months of 2022 of TCHF 9,653. The full amount was recorded as of June 30, 2022.

Exhibit 99.2
Revenues in the table below are attributable to individual countries and are based on the location of the Group’s collaboration partners.

Revenues by country
in TCHF, for the nine months ended September 30	2022	2021

Revenues Switzerland	177,210	—
Revenues USA	9,653	7,555
Total revenues	186,863	7,555

Analysis of revenue by major collaboration partner
in TCHF, for the nine months ended September 30	2022	2021

Novartis AG, Switzerland	170,210	—
FOPH, Switzerland	7,000	—
Amgen Inc., USA	9,653	7,555
Total revenues	186,863	7,555

Revenues by country
in TCHF, for the three months ended September 30	2022	2021

Revenues Switzerland	2,337	—
Revenues USA	—	3,527
Total revenues	2,337	3,527

Analysis of revenue by major collaboration partner
in TCHF, for the three months ended September 30	2022	2021

Novartis AG, Switzerland	2,337	—
Amgen Inc., USA	—	3,527
Total revenues	2,337	3,527

5.2    Other income

In the first quarter of 2021 the Group entered into an agreement with Novartis to facilitate manufacturing of MP0420 drug supply at a third party supplier. The related agency services during the nine months ended September 30, 2022 amounted to TCHF 41 (nine months ended September 30, 2021: TCHF 395) and are presented as other income in the condensed consolidated interim statement of comprehensive income (for the three month period ended September 30, 2022, the agency services amounted to TCHF 27; three month period ended September 30, 2021: TCHF 6).

Exhibit 99.2
5.3    Contract liability
The table below presents the movement in the Group's contract liabilities during the nine months ended September 30, 2022:

in CHF thousands	Contract liability at December 31, 2021	Recognized as revenue	Contract liability at September 30, 2022

Amgen	9,653	(9,653)	—
Novartis	18,584	(6,202)	12,382
FOPH	7,000	(7,000)	—
Total	35,237	(22,855)	12,382

in CHF thousands	Current	Non-current	Contract liability

Novartis	7,962	4,420	12,382
Balance at September 30, 2022	7,962	4,420	12,382
5.4    Issuances of equity securities
As of September 30, 2022, as a result of the exercise of employee stock options and the vesting of Performance Share Units ("PSUs" ) the outstanding issued share capital of the Company increased to CHF 3,251,457 divided into 32,514,573 fully paid registered shares.
In August 2022, the Company announced the issuance of 3,500,000 common shares at par value of CHF 0.1 per share. The shares were fully subscribed for by Molecular Partners Inc. a fully owned subsidiary of the Company and listed on the SIX Swiss Exchange accordingly. All shares are held as treasury shares as of September 30, 2022. The total amount presented as Treasury shares reserve is comprised of CHF 350,000 of the nominal value of the treasury shares and CHF 627,836 of transaction costs incurred directly related to the issuance. The amount of CHF 350,000 is a non-cash transaction for the Group.
With this issuance, the Company holds treasury shares that can be used in the future to raise funds, including in connection with the Company’s at-the-market sales program for American Depositary Shares that the Company established in July 2022.
5.5    Dividends
The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.
5.6    Share-based compensation
As of September 30, 2022, 284,765 options were outstanding (December 31, 2021: 318,902 options) under all active option plans. As of September 30, 2022, and December 31, 2021 all outstanding options were fully vested.
As of September 30, 2022, a total of 643,674 PSUs and 96,001 Restricted Stock Units ("RSUs") were outstanding, of which none were vested (as of December 31, 2021 a total of 547,485 PSUs and 95,635 RSUs were outstanding, of which also none were vested). The changes in the number of share-based

Exhibit 99.2
awards (options, RSUs and PSUs) outstanding during the nine month period ended September 30, 2022, is as follows:

Share options / PSU/ RSU movements	Total numbers	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU / RSU (numbers)	Weighted average exercise price (CHF)

Balance outstanding at January 1, 2022	962,022	2.35	318,902	6.87	643,120	0.10

Granted	322,166	0.10	—	—	322,166	0.10
(Performance adjustment)[1]	—	—	—	—		—
(Forfeited)[2]	(37,144)	0.10	—	—	(37,144)	0.10
(Expired)	(560)	2.31	(560)	2.31	—	—
(Exercised options), vested PSU / RSU	(222,044)	1.12	(33,577)	6.85	(188,467)	0.10

Balance outstanding at September 30, 2022	1,024,440	1.99	284,765	6.88	739,675	0.10
1Performance adjustments indicate forfeitures due to non-market performance conditions not achieved
2Forfeited due to service conditions not fulfilled

The share-based compensation costs recognized during the nine months ended September 30, 2022 amounted to TCHF 3,952 (TCHF 2,854 for the nine months ended September 30, 2021). The share-based compensation costs recognized during the three months ended September 30, 2022 amounted to TCHF 1,082 (TCHF 1,001 for the three months ended September 30, 2021).

5.7    Financial income and expense
Financial income

in CHF thousands, for the nine months ended September 30	2022	2021
Interest income on financial assets held at amortized cost	498	57
Net foreign exchange gain	3,824	2,147
Total	4,322	2,204

in CHF thousands, for the three months ended September 30	2022	2021
Interest income on financial assets held at amortized cost	255	40
Net foreign exchange gain	1,232	619
Total	1,487	659

Financial expense

in CHF thousands, for the nine months ended September 30	2022	2021
Negative interest on financial assets held at amortized costs	(564)	(404)
Interest expense on leases	(33)	(40)
Other financial expenses	(10)	(6)
Total	(607)	(450)

Exhibit 99.2

in CHF thousands, for the three months ended September 30	2022	2021
Negative interest on financial assets held at amortized costs	(102)	(116)
Interest expense on leases	(10)	(13)
Other financial expenses	(5)	(2)
Total	(117)	(131)

Exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD, EUR and in GBP, respectively.
5.8    Income taxes
The Group has in recent years reported operating losses that resulted in a tax loss carry-forward in Switzerland of TCHF 212,218 as of December 31, 2021.

In the three month period ended September 30, 2022, the Group did not generate taxable income, however for the nine months the Company generated taxable income primarily as a result of the revenue generated from the exercise of the option agreement by Novartis followed by the signing of a License agreement (note 5.1). Income tax expense has been calculated for the nine month period ended September 30, 2022, based on our best estimate of the effective income tax rate expected for the full financial year, being 0% on September 30, 2022, given that the profit is anticipated to be offset by the utilization of the losses.

Given its past history of operating losses and no tax profitability in prior periods, the Group did not recognize any deferred tax assets in relation to its tax losses and other tax deductible temporary differences.

5.9    Other comprehensive result

In order to recognize remeasurements of the net defined benefit obligation in the period in which they arise, the Group utilizes its independent actuaries to update the calculation of the defined benefit obligation and plan assets at each reporting date. The primary component of the remeasurement as of and for the nine month period ended September 30, 2022, relates to the increase in the discount rate by 205 basis points relative to December 31, 2021.
The primary components of the remeasurement as of and for the three month period ended September 30, 2022, relates to the increase in the discount rate of 20 basis points as well as the decline in the value of plan assets relative to June 30, 2022.

5.10    Earnings per share
Basic net result per share is calculated by dividing the net result attributable to shareholders by the weighted average number of shares issued and outstanding during the interim periods presented, excluding any shares held as own shares. Diluted net result per share additionally takes into account the potential conversion of all dilutive potential ordinary shares.

for the nine months ended September 30	2022	2021
Weighted average number of shares used in computing basic earnings per share	32,444,767	30,572,598
Weighted average number of shares used in computing diluted earnings per share	33,174,508	30,572,598

The number of shares that are dilutive for the nine month period ended September 30, 2022, is 729,741.

Exhibit 99.2

for the three months ended September 30	2022	2021
Weighted average number of shares used in computing basic earnings per share	32,514,169	32,279,008
Weighted average number of shares used in computing diluted earnings per share	32,514,169	32,279,008

There were no ordinary shares that were dilutive for the three month period ended September 30, 2022. The number of shares that could potentially be dilutive in the future is 729,741.

5.11    Related parties
The Group did not enter into any related party transactions in the interim periods presented.
5.12    Putative Class Action
On July 12, 2022, a putative class action complaint was filed in the U.S. District Court for the Southern District of New York against the Company, its directors, and certain of its executive officers. The complaint alleges that the defendants violated federal securities laws by, among other things, making misrepresentations and omissions regarding its product candidates ensovibep and MP0310 or acting as control persons with respect to such conduct. The complaint seeks unspecified compensatory damages, as well as an award of reasonable attorneys’ fees and other costs, on behalf of plaintiff and all other persons and entities which purchased (a) the Company's American Depositary Shares (ADSs ) pursuant to certain offering documents issued in connection with the Company's initial public offering of ADSs; and/or (b) our securities between June 16, 2021 and April 26, 2022 inclusive. The matter remains in its early stages. The Company disputes these claims and intends to defend the matter accordingly.
5.13    Events after the balance sheet date
No events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved by the Audit and Finance Committee that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section.
On October 4, 2022, the Discovery Alliance Agreement dated August 20, 2012 related to the evaluation of DARPin research candidates for ophthalmic indications was terminated by Allergan.